SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                CYBERONICS, INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   23251P 10 2
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                                 30 Wall Street
                            New York, New York 10005
                                 (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 1997
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following [ ].

CUSIP No. 23251P 10 2
--------------------------------------------------------------------------------
         1)       Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons
                           The Clark Estates, Inc.
                           13-5524538
--------------------------------------------------------------------------------
         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                           (a) |_|
                           (b) |X|
--------------------------------------------------------------------------------
         3)       SEC Use Only
--------------------------------------------------------------------------------
         4)       Source of Funds (See Instructions)
                           OO
--------------------------------------------------------------------------------
         5)       Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)
                           |_|
--------------------------------------------------------------------------------
         6)       Citizenship or Place of Organization
                           New York
--------------------------------------------------------------------------------
Number of Shares                    7)      Sole Voting Power
                                                1,226,208
                                     -------------------------------------------
Beneficially                        8)       Shared Voting Power
                                                0
                                     -------------------------------------------
Owned by Each                       9)      Sole Dispositive Power
                                                1,226,208
                                     -------------------------------------------
Reporting Person With               10)     Shared Dispositive Power
                                                0
--------------------------------------------------------------------------------
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,226,208
--------------------------------------------------------------------------------
         12) Check if the Aggregate Amount in Row 11) Excludes Certain Shares (See Instructions)
                           |_|
--------------------------------------------------------------------------------
         13)      Percent of Class Represented by Amount in Row 11)
                  9.2%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person  (See Instructions)
                           CO

                  The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.


Item 1.  Security and Issuer

                  This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Cyberonics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 17448 Highway 3, Suite 100, Webster, Texas 77598.


Item 2.  Identity and Background

                  (a) - (c) This statement is being filed by The Clark Estates, Inc. ("Reporting Person").

                  The Reporting Person is a New York corporation principally engaged in the business of providing administrative services relating to investments of certain institutional, corporate, individual and trust accounts affiliated with the Clark family. The principal business and principal office address of the Reporting Person is 30 Wall Street, New York, New York 10005.

                  The name, business address, present principal occupation or employment of each executive officer and director of the Reporting Person (the "Executive Officers and Directors") are set forth in Schedule I hereto, which is incorporated herein by reference.

                  (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers and Directors has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

                  On March 28, 1997, twenty-four accounts for which the Reporting Person provides management and administrative services (the "Purchasers"), the Company and certain other purchasers entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") and a Registration Rights

Agreement (the "Registration Rights Agreement") whereby the Purchasers used personal funds to purchase from the Company in a private placement an aggregate of 901,408 shares of Common Stock at a price of $4.4375 per share, or an aggregate purchase price of $3,999,998. Combined with previous purchases of Common Stock made during the Company's initial public offering and on the open market thereafter, this purchase brought the Reporting Person's indirect beneficial ownership of Common Stock above 5% of such class. The form of Stock Purchase Agreement and the form of Registration Rights Agreement are attached hereto as Exhibits A and B, respectively.


Item 4.  Purpose of Transaction

                  The shares of Common Stock purchased through the Stock Purchase Agreement were acquired for investment purposes. The Reporting Person does not have any intention of acquiring control over the Company; however, depending upon market and other conditions, the Reporting Person or the accounts for which it provides administrative services may acquire additional shares of Common Stock for investment purposes if such shares become available at prices that are attractive, or may dispose of all or a portion of the shares currently owned or hereinafter acquired. In addition, pursuant to a letter agreement dated March 28, 1997 (the "Letter Agreement"), the Company agreed to allow the Reporting Person to designate one person reasonably acceptable to the Company to serve on the Company's Board of Directors, which right shall continue for so long as accounts for which the Reporting Person provides administrative services continue to own an aggregate of at least 600,000 shares of Common Stock purchased through the Stock Purchase Agreement. The Letter Agreement is attached hereto as Exhibit C.

                  Except as disclosed above, the Reporting Person does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of
Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

                  (a) As of the  close  of  business  on  March  28,  1997,  the
Reporting   Person   beneficially   owns  1,226,208   shares  of  Common  Stock,
constituting approximately 9.2% of the outstanding shares of Common Stock.

                  (b) The Reporting Person has sole power to vote or to direct the vote of the shares of Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any of such shares.

                  (c) Except as described in Item 3, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers and Directors, has effected any transactions in shares of Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Except for the Stock Purchase Agreement, the Registration Rights Agreement and the Letter Agreement, neither the Reporting Person, nor (to the best knowledge of the Reporting Person) any of the Executive Officers and Directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

                  In the Stock Purchase Agreement, each of the Purchasers covenanted not to sell any shares of Common Stock purchased thereby unless such transaction (i) is registered under the Securities Act of 1933, (ii) is made pursuant to Rule 144 under the Securities Act of 1933 or (iii) is made subject to such conditions as the Company shall impose, in accordance with another exemption from the registration requirements of the Securities Act of 1933. Notwithstanding the foregoing, the Registration Rights Agreement provides that any Holder of Registrable Securities may transfer the whole or any part thereof and all rights provided under the Registration Rights Agreement to certain affiliated Persons and entities, provided that certain conditions are met.

                  Pursuant to the Registration Rights Agreement, the Company has granted to the Shareholders listed on Exhibit A thereto certain "Requested" and "Piggyback" registration rights with respect to the shares of Common Stock purchased through the Stock Purchase Agreement. The Registration Rights
Agreement also contains certain holdback provisions applicable in the case of certain registered offerings by the Company.


Item 7.  Material to be Filed as Exhibits

     Exhibit A      Form of Common  Stock  Purchase  Agreement,  dated March 28,
                    1997, between Cyberonics, Inc. and the purchasers listed on Exhibit A thereto.

     Exhibit  B     Form of Registration Rights Agreement, dated March 28, 1997, by and among Cyberonics, Inc. and the stockholders listed on Exhibit A thereto.

     Exhibit C      Letter  Agreement,  dated March 28, 1997,  from  Cyberonics,
                    Inc. to The Clark Estates, Inc.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 1997
-----------------------------
Date



/s/ Kevin S. Moore
-----------------------------
Signature



Kevin S. Moore
Senior Vice President and Chief
  Financial Officer
The Clark Estates, Inc.
-----------------------------
Name/Title

                                   SCHEDULE I

                       Executive Officers and Directors of
                             The Clark Estates, Inc.

         Except where otherwise indicated, the business address of each of the following is The Clark Estates, Inc., 30 Wall Street, New York, New York 10005.

                              Principal Occupation
Name                          and Name of Business
----                          --------------------


Edward W. Stack               President and Director
                              The Clark Estates, Inc.
                              Management Services

Jane F. Clark                 Chairman and Director
                              The Clark Estates, Inc.
                              Management Services

Kevin S. Moore                Senior Vice President, Chief
                              Financial Officer and Director
                              The Clark Estates, Inc.
                              Management Services

William T. Burdick            Secretary
                              The Clark Estates, Inc.
                              Management Services

Anne L. Peretz                Director
                              The Clark Estates, Inc.
                              Management Services

Marshall F. Wallach           Director
                              The Clark Estates, Inc.
                              Management Services

                                                                      EXHIBIT A

                                CYBERONICS, INC.

                            STOCK PURCHASE AGREEMENT


         This Stock Purchase Agreement is made as of March 28, 1997, between Cyberonics, Inc., a Delaware corporation (the "Company"), and the purchasers who are signatories hereto and listed on Exhibit A hereto (the "Purchasers").

         WHEREAS, the Company wishes to sell and the Purchasers desire to purchase shares of the Company's Common Stock;

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1. Sale and Purchase of Shares. Subject to the terms and conditions hereof, the Company will issue and sell to the Purchasers, and each Purchaser will purchase from the Company, the number of shares of Common Stock set opposite such Purchaser's name on the signature page hereto at the price of $4.4375 per share. The obligations of each Purchaser hereunder are separate and not joint and no Purchaser shall be obligated to purchase any number of shares in excess of the number set opposite its name. The total amount of Common Stock sold to the Purchasers pursuant to this Agreement is hereinafter referred to as the "Shares."

         2.       Closing Date; Delivery.

                  2.1 Closing Date. The closing of the purchase and sale of the Shares hereunder (the "Closing") will be held at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304-1050, on the date hereof (the "Closing Date"), or at such other time and place as the Company and the Purchasers may mutually agree upon.

                  2.2 Delivery. At the Closing, the Company will deliver to each Purchaser a certificate registered in such Purchaser's name, representing the shares of Common Stock purchased by the Purchaser. At the Closing, each Purchaser will pay to the Company by certified check or wire transfer the amount of the purchase price set forth opposite the name of such Purchaser on the signature page of such Purchaser attached hereto.

         3. Definitions. Unless the context otherwise requires, the terms defined in this Section 3 shall have the meanings herein specified for all purposes of this Agreement.

                   "Affiliate" shall have the meaning set forth in Rule 405 under the Securities Act.

                   "Agreement" means this agreement, including the exhibits hereto.

                   "Certificate" means the Certificate of Incorporation of the Company as filed with the Delaware Secretary of State as amended to the date hereof.

                  "Closing" is defined in Section 2.1.

                  "Closing Date" is defined in Section 2.1.

                  "Commission" means the Securities and Exchange Commission.

                  "Common Stock" means the shares of Common Stock, $.01 par value, authorized by the Certificate, any additional shares of Common Stock which may be authorized in the future by the Company, and any stock into which such Common Stock may hereafter be changed, and shall also include capital stock of any other class of the Company which is not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption.

                  "Company SEC Reports" shall mean the Company's (i) Annual Reports on Form 10-K for the fiscal years ended June 30, 1995 and June 30, 1996, each as amended, as filed with the Commission, and (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996 and December 31, 1996, as filed with the Commission.

                   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

                  "Securities Act" means the Securities Act of 1933, as amended from time to time.

                  "Shares" is defined in Section 1.

         4. Representations and Warranties by the Company. The Company represents and warrants to the Purchasers as of the date hereof that:

                  4.1 Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, and is in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted. The Company is qualified to do business and in good standing as a foreign corporation in every jurisdiction in which its ownership of property or conduct of business requires it so to be qualified and in which the failure to so qualify would have a material adverse affect on the financial condition or business of the Company.

                  4.2  Reports  and  Financial   Statements.   The  Company  has
furnished the Purchasers with true and complete copies of its Company SEC Reports (without exhibits thereto). As of their respective filing dates, the Company SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Company SEC Reports.

                  4.3 No Material Adverse Change. Since the respective dates as of which information is given in the Company SEC Reports, there has been no material adverse change in the condition, financial or otherwise, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the normal course of business.

                  4.4 Shares. The Shares, when issued and paid for pursuant to the terms of the Agreement, will be duly and validly authorized, issued and outstanding, fully paid, nonassessable and free and clear of all pledges, liens, encumbrances and restrictions.

                  4.5 Corporate Acts and Proceedings. This Agreement has been duly authorized by the requisite corporate action and has been duly executed and delivered by an authorized officer of the Company, and is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally and as to limitations on the enforcement of the remedy of specific performance and other equitable remedies. The requisite corporate action necessary to the authorization, creation, issuance and delivery of the Shares has been taken by the Company.

                   4.6  No  Implied   Representations.   All  of  the  Company's
representations and warranties are contained in this Agreement and no other representations or warranties by the Company shall be implied.

         5.        Representations    and   Warranties   by   the    Purchasers;
Restrictions on Transfer.

                   Each Purchaser hereby severally represents and warrants to the Company as of the date hereof, as follows:

                   5.1 Authorization. Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver the Agreement, to purchase the Shares to be purchased by it and to carry out and perform all of its obligations under the Agreement. The Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally and as to limitations on the enforcement of the remedy of specific performance and other equitable remedies.

                   5.2 Investment Experience. Purchaser is an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(5), (a)(6) or (a)(7)
or a  "Qualified  Institutional  Buyer"  as  defined  in  Rule  144A  under  the
Securities  Act.  Purchaser  is  aware of the  Company's  business  affairs  and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Shares. Purchaser is not a "broker" or a "dealer" as defined in the Exchange Act and is not an "affiliate" of the Company as defined in the Securities Act.

                   5.3 Investment Intent. Purchaser is purchasing the Shares for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act. Purchaser understands that its acquisition of the Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

Purchaser has, in connection with its decision to purchase the number of Shares set forth in the Agreement, relied solely upon the Company SEC Reports and the representations and warranties of the Company contained herein. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

                   5.4 Registration or Exemption Requirements. Purchaser further acknowledges and understands that the Shares may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. Purchaser understands that the certificates evidencing the Shares will be imprinted with a legend that prohibits the transfer of the Shares unless (a) such transaction is registered or such registration is not required, and (b) if the transfer is pursuant to an exemption from registration other than Rule 144 under the Securities Act, and if the Company shall so request in writing, an opinion reasonably satisfactory to the Company, delivered by counsel reasonably satisfactory to the Company, is obtained to the effect that the transaction is so exempt.

                   5.5 No Legal, Tax or Investment Advice. Purchaser understands that nothing in the Company SEC Reports, the Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

         6. Restrictions on Transferability of Shares; Compliance with Securities Act.

                  6.1 Restrictions on Transferability. The Shares shall not be transferable in the absence of registration under the Securities Act or an exemption therefrom or in the absence of compliance with any term of the Agreement.

                   6.2 Restrictive Legend. Each certificate representing the Shares shall bear substantially the following legends (in addition to any legends required under applicable state securities laws):

                  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

                  6.3 Transfer of Shares. Each Purchaser hereby covenants with the Company not to make any sale of the Shares except either (a) a sale of Shares in accordance with the Registration Statement, in which case the Purchaser covenants to comply with the requirement of delivering a current prospectus, (b) a sale of Shares in accordance with Rule 144, in which case the Purchaser covenants to comply with Rule 144 and to deliver such additional certificates and documents as the Company may reasonably request, or (c) subject to such conditions as the Company in its sole discretion shall impose, in accordance with another exemption from the registration requirements of the Securities Act. The legend set forth in Section 6.2 will be removed from a certificate representing Shares following and in connection with any sale of Shares pursuant to subsection (a) or (b) hereof but not in connection with any sale of Shares pursuant to subsection (c) hereof.

         7.       Conditions to Closing.

                   7.1 Conditions to Obligations of Purchasers. The obligations of each Purchaser hereunder shall be subject to the following conditions:

                            (a)  The   representations  and  warranties  of  the
Company shall be true and accurate on the Closing Date; and

                            (b) The Company  shall have executed and delivered a
Registration Rights Agreement substantially in the form attached hereto as Exhibit B.

                            (c) The aggregate purchase price for the Shares sold
hereunder shall be equal to or greater than $6,800,000.

                  7.2 Conditions to Obligations of Company. The obligations of the Company hereunder shall be subject to the condition that the representations and warranties of the Purchasers shall be true and accurate on the Closing Date.

         8.       Miscellaneous.

                  8.1 Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Purchaser, and the sale and purchase of the Shares and payment therefor.

                  8.2 Parties in Interest. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

                  8.3 Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

                  8.4 Choice of Law. It is the intention of the parties that the internal laws of the State of Delaware, without regard to the body of law controlling conflicts of law, shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties set forth herein.

                  8.5 Counterparts. This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the day and year first above written.


                                       CYBERONICS, INC.



                                       By:/s/ Robert P. Cummins
                                          -------------------------------
                                          Name:  Robert P. Cummins
                                          Title:  Chief Executive Officer


                                       THE FERNLEIGH FOUNDATION


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Treasurer


                                       THE CLARK FOUNDATION


                                       By:/s/ Kevin S. Moore
                                          -----------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Treasurer


                                       THE SCRIVEN FOUNDATION


                                       By:/s/ Kevin S. Moore
                                          -----------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Treasurer


                                       THE MARY IMOGENE BASSETT HOSPITAL-
                                       SCC RESEARCH FUND


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                           Name:  Kevin S. Moore
                                           Title:  Treasurer

                                       THE FARMERS' MUSEUM, INC.


                                       By:/s/ Richard C. Vanison
                                          ------------------------------
                                          Name:  Richard C. Vanison
                                          Title:  Treasurer


                                       ANNUITY TRUST FOR KATHRYN J. CLARK
                                       u/w STEPHEN C. CLARK, JR. ART 18


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR MARTIN PERETZ, 1976


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Trustee


                                       TRUST FOR ANNE L. PERETZ, 1944


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       EDMUND S. TWINING III


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Attorney in Fact

                                        TRUST FOR DOROTHY POTTER BOARDMAN


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR SUSAN CLARK TWINING, 1946


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       THE SCRIVEN FOUNDATION - M FUND


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Treasurer


                                       THE MARY IMOGENE BASSETT HOSPITAL-
                                       TRUSTEE FUND


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                           Name:  Kevin S. Moore
                                           Title:  Treasurer


                                       EVE C. LABOUISSE


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Attorney in Fact

                                       NEW YORK STATE HISTORICAL
                                       ASSOCIATION - STEPHEN C. CLARK FUND


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Treasurer


                                       JANE FORBES CLARK


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Attorney in Fact


                                       TRUST FOR EVGENIA S. PERETZ


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR JESSE W. PERETZ


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR DAVID L. FARNSWORTH


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee

                                       TRUST FOR ANNE E. FARNSWORTH


                                       By:/s/ Edward W. Stack
                                          ------------------------------
                                          Name:  Edward W. Stack
                                          Title:  Trustee


                                       RESIDUARY TRUST FOR JANE FORBES
                                       CLARK II


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Trustee


                                       CLARA WELCH THANKSGIVING HOME, INC.


                                       By:/s/ Richard c. Vanison
                                          ------------------------------
                                          Name:  Richard C. Vanison
                                          Title:  Treasurer


                                       RESIDUARY TRUST u/w SUSAN CLARK
                                       TWINING


                                       By:/s/ Jane Forbes Clark
                                          ------------------------------
                                          Name:  Jane Forbes Clark
                                          Title:  Trustee


                                       DIANA R. TWINING


                                       By:/s/ Kevin S. Moore
                                          ------------------------------
                                          Name:  Kevin S. Moore
                                          Title:  Attorney in Fact

                                      Capital Research and Management Company on behalf of SMALLCAP World Fund, Inc.


                                       By:/s/ Catherine M. Ward
                                          ------------------------------
                                          Name:  Catherine M. Ward
                                          Title:  Senior Vice President


                                       AEOW 96, LLC


                                       By:/s/ Will K. Weinstein
                                          ------------------------------
                                          Name:  Will K. Weinstein
                                          Title:  Member Manager



                                       STANLEY H. APPEL, M.D.


                                       By:/s/ Stanley H. Appel
                                          ------------------------------



                                        ROBERT P. CUMMINS


                                       By:/s/ Robert P. Cummins
                                          ------------------------------


                                       MARILYN LUNNEY


                                       By:/s/ Marilyn Lunney
                                          ------------------------------



                                       WILLIAM H. DUFFELL, JR.


                                       By:/s/ William H. Duffell, Jr.
                                          ------------------------------

                                       IRA FBO ROBERT P. CUMMINS, DLJSC AS
                                       CUSTODIAN


                                       By:
                                          ------------------------------
                                          Name:
                                          Title:



                                      ROBERT P. CUMMINS AS CUSTODIAN FOR
                                      LINDA G. CUMMINS UNDER THE TEXAS
                                      UNIFORM TRANSFERS TO MINORS ACT


                                       By:/s/ Robert P. Cummins
                                          ------------------------------
                                          Name:  Robert P. Cummins
                                          Title:  Custodian

                                    EXHIBIT A

                             Schedule of Purchasers




                                                   NUMBER OF          AGGREGATE
                                                     SHARES            PURCHASE
    NAME AND ADDRESS OF PURCHASER                  PURCHASED            PRICE
    -----------------------------                  ---------          ----------
THE FERNLEIGH FOUNDATION                              16,000           71,000.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE CLARK FOUNDATION                                 347,408        1,541,623.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE SCRIVEN FOUNDATION                                82,000          363,875.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE MARY IMOGENE BASSETT HOSPITAL -                   15,000           66,562.50
SCC RESEARCH FUND
c/o The Clark  Estates
30 Wall Street,
9th Floor New York, NY
10005
THE FARMERS' MUSEUM, INC.                             60,000          266,250.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
ANNUITY TRUST FOR KATHRYN J. CLARK                    10,000           44,375.00
u/w STEPHEN C. CLARK, JR. ART. 18
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR MARTIN PERETZ, 1976                          6,000           26,625.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005

                                                   NUMBER OF         AGGREGATE
                                                     SHARES           PURCHASE
    NAME AND ADDRESS OF PURCHASER                  PURCHASED           PRICE
TRUST FOR ANNE L. PERETZ, 1944                       20,000            88,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
EDMUND S. TWINING III                                20,000            88,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR DOROTHY POTTER BOARDMAN                    12,000            53,250.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR SUSAN CLARK TWINING, 1946                  14,000            62,125.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE SCRIVEN FOUNDATION - M FUND                      70,000           310,625.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE MARY IMOGENE BASSETT HOSPITAL -                  22,000           97,625.00
TRUSTEE FUND
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
EVE C. LABOUISSE                                     30,000           133,125.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
NEW YORK STATE HISTORICAL                            30,000           133,125.00
ASSOCIATION - STEPHEN C. CLARK FUND
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
JANE FORBES CLARK                                    70,000           310,625.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005

                                                   NUMBER OF          AGGREGATE
                                                     SHARES            PURCHASE
    NAME AND ADDRESS OF PURCHASER                  PURCHASED            PRICE

TRUST FOR EVGENIA S. PERETZ                          4,000            17,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR JESSE W. PERETZ                            4,000             17,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR DAVID L. FARNSWORTH                        4,000            17,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR ANNE E. FARNSWORTH                         4,000             17,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
RESIDUARY TRUST FOR JANE FORBES                     35,000            155,312.50
CLARK II
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
CLARA WELCH THANKSGIVING HOME, INC.                  4,000             17,750.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
RESIDUARY TRUST u/w SUSAN CLARK                     20,000             88,750.00
TWINING
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
DIANA R. TWINING                                     2,000              8,875.00
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005

                                                   NUMBER OF         AGGREGATE
                                                     SHARES           PURCHASE
    NAME AND ADDRESS OF PURCHASER                  PURCHASED           PRICE
    -----------------------------                  ---------          ----------
SMALLCAP WORLD FUND, INC.                           494,000         2,192,125.00
(Registered in the name of Kane & Co.)
c/o Capital Research & Management Company
Attn:  James P. Ryan
333 South Hope Street
Los Angeles, CA  90071
AEOW 96, LLC                                         56,339           250,004.31
c/o Genesis Merchant Group
Attn:  Will K. Weinstein
909 Montgomery Street, #600
San Francisco, CA  94133
STANLEY H. APPEL, M.D.                               40,000           177,500.00
c/o Baylor College of Medicine
1 Baylor Place
Houston, TX  77030
ROBERT P. CUMMINS                                     7,750           100,953.12
c/o Cyberonics, Inc.
17448 Highway 3, Suite 100
Webster, TX  77598
MARILYN LUNNEY                                        6,000            26,625.00
c/o Cyberonics, Inc.
Attn:  Shawn Lunney
17448 Highway 3, Suite 100
Webster, TX  77598
WILLIAM H. DUFFELL, JR.                               1,127             5,001.06
c/o Cyberonics, Inc.
17448 Highway 3, Suite 100
Webster, TX  77598
IRA FBO ROBERT P. CUMMINS,                            7,750            34,390.63
DLJSC AS CUSTODIAN
c/o Donaldson Lufkin Jenrette

                                                   NUMBER OF         AGGREGATE
                                                     SHARES            PURCHASE
    NAME AND ADDRESS OF PURCHASER                  PURCHASED            PRICE
    -----------------------------                  ---------          ----------
ROBERT P. CUMMINS AS CUSTODIAN                       5,000             22,187.50
FOR LINDA G. CUMMINS UNDER THE
TEXAS UNIFORM TRANSFERS TO
MINORS ACT
c/o Cyberonics, Inc.
Attn:  Robert P. Cummins
17448 Highway 3, Suite 100
Webster, TX  77598

                         COMMON STOCK PURCHASE AGREEMENT

                                CYBERONICS, INC.




                                                    March 28, 1997

                                                                      EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT


         THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made as of this 28 day of March, 1997, by and among Cyberonics, Inc., a Delaware Corporation (the "Company") and the stockholders whose names are set forth on Exhibit A hereto (the "Stockholders").

                                    Recitals

         WHEREAS, the Company and the Stockholders are parties to a Common Stock Purchase Agreement dated the date hereof pursuant to which the Stockholders are purchasing an aggregate of up to 1,700,000 shares of the Company's Common Stock (the "Shares");

         WHEREAS, the Company has agreed to provide the Stockholders with certain rights to register the Shares as provided herein;

         NOW THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the parties hereby agree as follows:

         1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                  "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "Holder" shall mean any Stockholder holding Registrable Securities and any Person holding Registrable Securities to whom the rights under this Agreement have been transferred in accordance with Section 3.8 hereof.

                  "Initiating   Holders"   shall   mean  any   Stockholders   or
transferees of Stockholders under Section 3.8 hereof who in the aggregate are Holders of not less than 50% of the then outstanding Registrable Securities.

                  "Person" shall mean an individual, corporation, partnership, limited liability company, association, joint-stock company, trust where the interests of the beneficiaries are evidenced by a security, unincorporated organization, estate, governmental or political subdivision thereof or governmental agency.

                  "Public Offering" shall mean the closing of an underwritten public offering of Common Stock registered with the Commission under the Securities Act.

                  "Registrable Securities" means (i) the Shares and (ii) any Common Stock of the Company issued or issuable in respect of the Shares upon any stock split, stock dividend, recapitalization, or similar event; excluding in all cases, however, any Registrable Securities sold by a Holder including a sale pursuant to a registration statement under this Agreement, a transaction pursuant to Rule 144 or any other transaction in which registration rights are not transferred pursuant to Section 3.8 hereof.

                  "Registration Statement" shall mean a registration statement provided for in Section 6 of the Securities Act under which securities are registered under the Securities Act, together with any preliminary, final or summary prospectus contained therein, any amendment or supplement thereto, and any document incorporated by reference therein.

                  The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

                  "Registration Expenses" shall mean all expenses, other than Selling expenses (as defined below), incurred by the Company in complying with Sections 3.1 or 3.2 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company) and the reasonable fees and disbursements of one counsel for all Holders.

                  "Rule  144"  shall  mean  Rule  144   promulgated   under  the
Securities Act.

                  "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "Selling Expenses" shall mean all underwriting discounts selling commissions and stock transfer taxes applicable to the securities registered by the Holders and, except as set forth in the definition of "Registration Expenses" above, all fees and disbursements of counsel for any Holder.

         2.       Notice of Proposed Transfers.

                  2.1 Restriction on Transfer. The Shares shall not be sold, assigned, transferred or pledged except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. Each Stockholder will cause any proposed purchaser, assignee, transferee, or pledgee of the Shares to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. If a Holder wishes to sell Registrable Securities (other than in a registered offering pursuant to Section 3 hereof, pursuant to Rule 144 or pursuant to a permitted transfer pursuant to Section 2.2 below), it shall deliver a written notice to the Company disclosing in reasonable detail the terms and conditions of the proposed sale and shall provide to the Company, at such Holder's expense either (i) a written opinion of legal counsel who shall be, and whose legal opinion shall be, reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transfer of the Shares may be effected without registration under the Securities Act, or
(ii) a "no action" letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto.

                  2.2 Permitted Transfers. Notwithstanding Section 2.1 hereof, any Holder may transfer the whole or any part of the Registrable Securities and all rights provided in this Agreement with respect thereto (a) to any entity or Person whose affairs are under common management with a Stockholder, (b) to any partners, or retired partners, or to the estate of any partners or retired partners of a Stockholder which is a partnership, and (c) to any stockholder, parent or subsidiary corporation of a Stockholder which is a corporation; provided that the Transferee enters into an Agreement with the Stockholders and the Company in which the Transferee shall be bound by and entitled to the benefit of the provisions of this Agreement.

                  2.3 Stockholder Covenant. No Holder shall mortgage, pledge, charge, hypothecate, grant a security interest in, or otherwise encumber, or allow or permit any charge, security interest, encumbrance, pledge, mortgage, hypothecation, lien or adverse claim to attach to, affect or encumber, his or its Registrable Securities or any part thereof, or any interest therein.

                  2.4 Restrictive Legend. Each certificate representing Registrable Securities shall be stamped or otherwise imprinted with legends substantially in the following form (in addition to any legend required under applicable state securities laws or otherwise):

                  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT."

                  Each Stockholder consents to the Company making a notation on its records and giving instructions to any transfer agent of the Common Stock in order to implement the restrictions on transfer established in this Agreement.

         3.       Registration Rights.

                  3.1      Requested Registration.

                           (a) In case the Company shall receive from Initiating
Holders a written request that the Company effect any registration, qualification or compliance with respect to a proposed registration of Shares (a "Requested Registration") with an aggregate offering price to the public of (x) at least $1,000,000 if such registration may be effected pursuant to a Registration Statement on Form S-3 (or a successor form) or (y) at least $5,000,000 if such registration is effected pursuant to a Registration Statement on a form other than Form S-3, the Company will:

                                    (i)  promptly  give  written  notice  of the
proposed registration, qualification or compliance to all other Holders; and

                                    (ii) as soon as  practicable,  use its  best
lawful efforts to effect such registration, qualification or compliance (including, without limitation, appropriate qualification under applicable blue sky or other state securities law and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested by the Initiating Holders and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holders joining in such request as are specified in a written request received by the Company within 20 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this
Section 3.1:

                                            (A) In any  particular  jurisdiction
in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

                                            (B) During the period  starting with
the date sixty (60) days prior to the Company's estimated date of filing of, and ending on the date three (3) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), providing that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective (and provided, further, that the Company cannot pursuant to this Section 3.l(a)(ii)(B) delay implementation of a demand for registration more than once in any 12-month period);

                                            (C) After the Company  has  effected
two such registrations pursuant to this subsection 3.1(a); provided, that a registration will only be counted for purposes of this Section 3.1(a)(ii)(C) if
(x) such registration has been declared or ordered effective, and (y) no stop order, injunction or the like has been entered barring sales of securities thereunder (other than a stop order, injunction or the like which is promptly resolved, in which case the Company shall use its best lawful efforts to keep the Registration Statement effective for an additional period equal to the period during which the stop order, injunction or the like barred sales); or

                                            (D) If the Company  shall furnish to
such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to the Company or its shareholders for a registration statement to be filed in the near future, then the Company's obligation to use its best lawful efforts to register, qualify or comply under this Section 3.1 shall be deferred once (with respect to any demand for registration hereunder) for a period not to exceed ninety (90) days from the date of receipt of written request from the Initiating Holders, provided that the Company may, by furnishing another certificate pursuant to this Section 3.1(a)(ii)(D), delay implementation of a demand for registration for one additional period of up to ninety (90) days. In the event of such a delay by the Company, the Initiating Holders will be entitled to withdraw their request for such Requested Registration, in which case such right of Requested Registration shall be restored under Section 3.1(a)(C) hereof.

                           Subject to the foregoing clauses (A) through (D), the
Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable, after receipt of the request or requests of the Initiating Holders.

                           (b) The Company may register  securities for sale for
its own account in any registration requested pursuant to this Section 3.1 and may also register restricted securities held by other stockholders; provided, however, that in the event that the number of shares to be included in a registration is to be limited, then securities to be sold for the Company's own account and restricted securities held by other stockholders shall be eliminated from the registration prior to reducing the number of Shares included in such registration.

                  3.2      Company Registration.

                           (a)  Notice of  Registration.  If at any time or from
time to time the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than (i) a registration relating solely to employee benefit plans, or (ii) a registration relating solely to a Commission Rule 145 transaction, the Company will:

                                    (i)  promptly  give to each  Holder  written
notice thereof; and

                                    (ii) include in such  registration  (and any
related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by any Holder (a "Piggyback Registration").

                           (b)  Right to  Terminate  Registration.  The  Company
shall have the right to terminate or withdraw any registration initiated by it under this Section 3.2 (but not its obligation to pay registration expenses pursuant to Section 3.4 hereof) prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

                           (c)   Survival   of   Requested   Registration.    No
registration of Registrable Securities effected under Section 3.2(a) shall relieve the Company of its obligation to effect any Requested Registration under
Section 3.1(a) hereof.

                  3.3 Underwriting. In the event that a registration pursuant to Section 3.1 or 3.2 is for a registered public offering involving an underwriting, the Company shall so advise the Holders as part of the notice given to Holders. In such event, the Company shall (together with all Holders and other holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting (x) by the Company if such registration is initiated by the Company or (y) by a majority in interest of the Holders initially requesting registration if such registration is initiated by Holders; provided, however, that underwriters selected by Holders shall be subject to the Company's reasonable approval. Notwithstanding any other provision of this Section 3.3, if the managing underwriter advises the Company and the Holders in writing that marketing factors require a limitation of the number of shares to be underwritten on behalf of stockholders, then the Company shall so advise all Holders, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated as follows: (i) any shares which were to be included in such registration that are not "Registrable Securities" under this Agreement would first be eliminated from the offering; (ii) if further reduction in the number of shares is required, then the number of shares to be included on behalf of Holders would be allocated among all Holders requesting registration of Shares in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement. No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

                  If any Holder of Registrable Securities (or other holder distributing its securities through the underwriting) disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company and the managing underwriter. The Registrable Securities and/or other securities so withdrawn shall also be withdrawn from registration.

                  3.4 Expenses of Registration. All Registration Expenses incurred in connection with the registrations pursuant to Section 3.1 and all registrations pursuant to Section 3.2 shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of the Holders or other holders registering securities shall be borne by the Holders or holders of such securities pro rata on the basis of the number of shares so registered.

                  3.5 Registration Procedures. In the case of each registration, qualification or compliance effected by the Company pursuant to this Agreement, the Company will keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense, the Company will:

                           (a)   Prepare   and  file  with  the   Commission   a
Registration Statement (including amendments and supplements thereto) with respect to such securities and use its best lawful efforts to cause such Registration Statement to become and remain effective for at least ninety (90) days or until the distribution described in the Registration Statement has been completed;

                           (b) Furnish to each underwriter such number of copies
of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such underwriter may reasonably request in order to facilitate the public sale of the shares by such underwriter. In addition, the Company will promptly furnish to each underwriter and Holder notice of any NASDAQ listing, and notice of any stop-order or similar notice issued by the Commission or any state agency charged with the regulation of securities, and use commercially reasonable efforts to promptly obtain the withdrawal of any order suspending the effectiveness of such Registration Statement or sales of securities thereunder; and

                           (c) At any time when a prospectus relating thereto is
required to be delivered under the Securities Act, notify each seller of Registrable Securities covered by such Registration Statement promptly after the Company discovers that the prospectus included in such Registration Statement as then in effect includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of any such seller promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in this Section 3.5(c), such holder will discontinue immediately such holder's disposition of securities pursuant to the Registration Statement until such holder receives copies of the supplemented or amended prospectus contemplated by this Section 3.5(c) and, if so directed by the Company, will deliver to the Company all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

                  3.6      Indemnification.

                           (a) To the extent  permitted by law, the Company will
indemnify each Holder participating in a registration pursuant to this Agreement, each of such Holder's officers, directors, partners and trustees, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder or holder, each of its officers, directors, partners and trustees, and each person controlling such Holder or holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by such Holder, controlling person or underwriter specifically for use therein. Notwithstanding the foregoing, insofar as the foregoing indemnity relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement becomes effective or in the final prospectus filed with the Commission pursuant to Rule 424(b) of the Commission, the indemnity agreement herein shall not inure to the benefit of any underwriter or (if there is no underwriter) any Holder if a copy of the final prospectus filed pursuant to Rule 424(b) was delivered to such underwriter or Holder, but was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act.

                           (b) To the extent  permitted  by law,  each Holder or
holder will, if Registrable Securities or other securities held by such Holder or holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder or holder, each of its officers, directors, partners and trustees and each person controlling such Holder or holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and will reimburse the Company, such Holders or holders, such directors, officers, partners, trustees, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder or holder specifically for use therein. Notwithstanding the foregoing, the liability of each Holder or holder under this subsection (b) shall be limited in an amount equal to the net proceeds from the sale of the shares sold by such Holder or holder, unless such liability arises out of or is based on willful misconduct by such Holder or holder. In addition, insofar as the foregoing indemnity relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement becomes effective or in the final prospectus filed pursuant to Rule 424(b) of the Commission, the indemnity agreement herein shall not inure to the benefit of the Company, any underwriter or (if there is no underwriter) any Holder if a copy of the final prospectus filed pursuant to Rule 424(b) was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act.

                           (c) Each party entitled to indemnification under this
Section 3.6 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate or different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnified Party shall consent to entry of any judgment or enter into any settlement without the consent of each Indemnifying Party.

                           (d)  If the  indemnification  provided  for  in  this
Section 3.6 is unavailable to an Indemnified Party in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities, in a proportion which reflects the relative fault of the Company on the one hand and of the stockholders offering securities in the offering (the "Selling Stockholders") on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and the Selling Stockholders on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or the omission or alleged omission to state a material fact relates to information supplied in writing by the Company or by the Selling Stockholders and the parties' relevant intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Selling Stockholders agree that it would not be just and equitable if contribution pursuant to this Section 3.6(d) were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 3.6(d). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to above in this Section 3.6(d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of Section 3.6(c) hereof. Notwithstanding the provisions of this Section 3.6(d), no Selling Stockholder shall be required to contribute any amount or make any other payments under this Agreement which in the aggregate exceed the proceeds received by such Selling Stockholder. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                  3.7      Information by Holder.

                           (a) The Holder or Holders of  Registrable  Securities
included in any registration and the holder or holders of any other securities included in any registration shall furnish to the Company such information regarding such Holder or Holders, holder or holders, the Registrable Securities or other securities held by them and the distribution proposed by such Holder or Holders, holder or holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in Section 3.

                           (b)  The   failure   of  any  Holder  or  Holders  of
Registrable Securities or any holder or holders of other securities to be included in a registration to furnish the information requested pursuant to
Section 3.7(a) shall not affect the obligation of the Company under Section 3 to the remaining Holder(s) or holder(s) who furnish such information unless, in the reasonable opinion of counsel to the Company or the underwriters, such failure impairs or may impair the legality of the Registration Statement or the underlying offering.

                  3.8 Transfer of Registration Rights. The rights granted to a Stockholder under this Agreement may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by a purchaser provided that: (i) such transfer may otherwise be effected in accordance with applicable securities laws, (ii) such assignee or transferee acquires at least 100,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, dividends, subdivisions, combinations, recapitalization and the like) and (iii) the Stockholder notifies the Company in writing of the transfer or assignment and the assignee or transferee agrees in writing to be bound by the provisions of this Agreement.

                  3.9      Holdback Agreements.

                           (a) Each Holder of Common Stock party  hereto  agrees
by acquisition of such Common Stock not to effect any public sale or distribution of any equity securities of the Company during the seven days prior to and the 120 days after any Public Offering, Requested Registration or Piggyback Registration has become effective, except as part of such Public Offering, Requested Registration or Piggyback Registration, as the case may be, unless the managing underwriter of the Public Offering, Requested Registration or Piggyback Registration otherwise agrees to such sale or distribution.

                           (b) The  Company  agrees (x) not to effect any public
sale or distribution of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities during the seven days prior to and the 120 days after any Public Offering, Requested Registration or Piggyback Registration has become effective, except as part of such Public Offering, Requested Registration or Piggyback Registration, as the case may be, and except pursuant to registrations on Form S-4, S-8 or any successor or similar forms thereto unless the managing underwriter otherwise agrees to such sale or distribution.

         4.       Miscellaneous.

                  4.1 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS BY THE INTERNAL LAWS OF THE STATE OF DELAWARE.

                  4.2 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

                  4.3 Termination. The provisions of this Agreement shall terminate as to each Holder, at such time as such Holder may sell all Shares held by it in any single three-month period. In addition this Agreement shall terminate in its entirety upon the earliest to occur of the following:

                           (a) three years from the date hereof;

                           (b) the effective date of a corporate  reorganization
of the Company which results in the then current stockholders of the Company owning less than 50% of the equity securities of the surviving company, or the sale of all or substantially all of the assets of the Company; and

                           (c)  the  sale  of  all or  substantially  all of the
assets of the Company.

                  4.4 Amendment. This Agreement may be amended, waived, discharged or terminated by a written instrument signed by the Company and by the holders of at least sixty percent (60%) in interest of the aggregate of the then outstanding Registrable Securities; provided, however, that any amendment, waiver, discharge or termination of any provision hereof which would have the effect of altering the rights of any Holder or Holders in relation to the rights of any other Holder or Holders shall not be effective unless approved by Holders of a majority in interest of the adversely affected Registrable Securities.

                  4.5 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof.

                  4.6 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger including Federal Express or similar courier service, addressed (a) if to a Stockholder, at such Stockholder's address set forth on Exhibit A hereto, or at such other address as such Stockholder shall have furnished to the Company in writing, or (b) if to the Company, to Cyberonics, Inc., 17448 Highway 3, Suite 100, Webster, Texas 77598, Attn: President, or at such other address as the Company shall have furnished to the Stockholders. Each such notice or other communication shall for all purposes of this Agreement be treated as effective upon receipt.

                  4.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by less than all of the Stockholders, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

                  4.8 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

                  4.9 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

         IN WITNESS WHEREOF, the undersigned or each of their respective duly authorized officers or representatives have executed this Agreement effective upon the date first set forth above.


                                       "COMPANY"

                                       CYBERONICS, INC.



                                       By:/s/ Robert P. Cummins
                                          ----------------------------
                                          Name:  Robert P. Cummins
                                          Title: Chief Executive Officer



                                       THE FERNLEIGH FOUNDATION


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                       Name:   Kevin S. Moore
                                       Title:  Treasurer


                                       THE CLARK FOUNDATION


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                       Name:   Kevin S. Moore
                                       Title:  Treasurer


                                       THE SCRIVEN FOUNDATION


                                       By:/s/Kevin S. Moore
                                          ----------------------------
                                       Name:   Kevin S. Moore
                                       Title:  Treasurer

                                       THE MARY IMOGENE BASSETT HOSPITAL-SCC
                                       RESEARCH FUND


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Treasurer


                                       THE FARMERS' MUSEUM, INC.


                                       By:/s/ Richard C. Vanison
                                          ----------------------------
                                          Name:   Richard C. Vanison
                                          Title:  Treasurer


                                       ANNUITY TRUST FOR KATHRYN J. CLARK u/w
                                       STEPHEN C. CLARK, JR. ART 18


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR MARTIN PERETZ, 1976


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Trustee


                                       TRUST FOR ANNE L. PERETZ, 1944


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee

                                       EDMUND S. TWINING III


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Attorney in Fact


                                       TRUST FOR DOROTHY POTTER BOARDMAN


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR SUSAN CLARK TWINING, 1946


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee


                                       THE SCRIVEN FOUNDATION - M FUND


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Treasurer


                                       THE MARY IMOGENE BASSETT HOSPITAL-
                                       TRUSTEE FUND


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Treasurer

                                       EVE C. LABOUISSE


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Attorney in Fact


                                       NEW YORK STATE HISTORICAL
                                       ASSOCIATION - STEPHEN C. CLARK FUND


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Treasurer


                                       JANE FORBES CLARK


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Attorney in Fact


                                       TRUST FOR EVGENIA S. PERETZ


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR JESSE W. PERETZ


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee

                                       TRUST FOR DAVID L. FARNSWORTH


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee


                                       TRUST FOR ANNE E. FARNSWORTH


                                       By:/s/ Edward W. Stack
                                          ----------------------------
                                          Name:   Edward W. Stack
                                          Title:  Trustee


                                       RESIDUARY TRUST FOR JANE FORBES CLARK II


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Trustee


                                       CLARA WELCH THANKSGIVING HOME, INC.


                                       By:/s/ Richard C. Vanison
                                          ----------------------------
                                          Name:   Richard C. Vanison
                                          Title:  Treasurer


                                       RESIDUARY TRUST u/w SUSAN CLARK TWINING


                                       By:/s/ Jane Forbes Clark
                                          ----------------------------
                                          Name:   Jane Forbes Clark
                                          Title:  Trustee

                                       DIANA R. TWINING


                                       By:/s/ Kevin S. Moore
                                          ----------------------------
                                          Name:   Kevin S. Moore
                                          Title:  Attorney in Fact


                                       Capital Research and Management Company on behalf of SMALLCAP World Fund, Inc.


                                       By:/s/ Catherine M. Ward
                                          ----------------------------
                                          Name:   Catherine M. Ward
                                          Title:  Senior Vice President


                                       AEOW 96, LLC


                                       By:/s/  Will K. Weinstein
                                          ----------------------------
                                          Name:   Will K. Weinstein
                                          Title:  Managing Member


                                       STANLEY H. APPEL, M.D.


                                       By:/s/ Stanley H. Appel
                                          ----------------------------


                                       ROBERT P. CUMMINS


                                       By:/s/ Robert P. Cummins
                                          ----------------------------

                                       MARILYN LUNNEY


                                       By:/s/ Marilyn Lunney
                                          ----------------------------



                                       WILLIAM H. DUFFELL, JR.


                                       By:/s/ William H. Duffell, Jr.
                                          ----------------------------



                                       IRA FBO ROBERT P. CUMMINS, DLJSC AS
                                       CUSTODIAN


                                       By:
                                          ----------------------------
                                          Name:
                                          Title:



                                       ROBERT P. CUMMINS AS CUSTODIAN FOR LINDA
                                       G. CUMMINS UNDER THE TEXAS UNIFORM
                                       TRANSFERS TO MINORS ACT


                                       By:/s/ Robert P. Cummins
                                          ----------------------------
                                          Name:   Robert P. Cummins
                                          Title:  Custodian

                                    EXHIBIT A

                             Schedule of Purchasers




                                                                      NUMBER OF
                                                                     REGISTRABLE
    NAME AND ADDRESS OF PURCHASER                                     SECURITIES
    -----------------------------                                    -----------
THE FERNLEIGH FOUNDATION                                                16,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE CLARK FOUNDATION                                                   347,408
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE SCRIVEN FOUNDATION                                                  82,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE MARY IMOGENE BASSETT HOSPITAL
- SCC RESEARCH FUND                                                     15,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE FARMERS' MUSEUM, INC.                                               60,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
ANNUITY TRUST FOR KATHRYN J. CLARK u/w STEPHEN C.                       10,000
CLARK, JR. ART. 18
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR MARTIN PERETZ, 1976                                            6,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR ANNE L. PERETZ, 1944                                          20,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005

                                                                      NUMBER OF
                                                                     REGISTRABLE
    NAME AND ADDRESS OF PURCHASER                                     SECURITIES
    -----------------------------                                    -----------
EDMUND S. TWINING III                                                   20,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR DOROTHY POTTER BOARDMAN                                       12,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR SUSAN CLARK TWINING, 1946                                     14,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE SCRIVEN FOUNDATION - M FUND                                         70,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
THE MARY IMOGENE BASSETT HOSPITAL - TRUSTEE FUND                        22,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
EVE C. LABOUISSE                                                        30,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
NEW YORK STATE HISTORICAL ASSOCIATION - STEPHEN C.                      30,000
CLARK FUND
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
JANE FORBES CLARK                                                       70,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR EVGENIA S. PERETZ                                              4,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005

                                                                      NUMBER OF
                                                                     REGISTRABLE
    NAME AND ADDRESS OF PURCHASER                                     SECURITIES
    -----------------------------                                    -----------
TRUST FOR JESSE W. PERETZ                                                4,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR DAVID L. FARNSWORTH                                            4,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
TRUST FOR ANNE E. FARNSWORTH                                             4,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
RESIDUARY TRUST FOR JANE FORBES CLARK II                                35,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
CLARA WELCH THANKSGIVING HOME, INC.                                      4,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
RESIDUARY TRUST u/w SUSAN CLARK TWINING                                 20,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
DIANA R. TWINING                                                         2,000
c/o The Clark Estates
30 Wall Street, 9th Floor
New York, NY 10005
SMALLCAP WORLD FUND, INC.                                              494,000
(Registered in the name of Kane & Co.)
c/o Capital Research & Management Company
Attn:  James P. Ryan
333 South Hope Street
Los Angeles, CA  90071
AEOW 96, LLC                                                            56,339
c/o Genesis Merchant Group
Attn:  Will K. Weinstein
909 Montgomery Street, #600
San Francisco, CA  94133

                                                                      NUMBER OF
                                                                     REGISTRABLE
    NAME AND ADDRESS OF PURCHASER                                     SECURITIES
    -----------------------------                                    -----------
STANLEY H. APPEL, M.D.                                                  40,000
c/o Baylor College of Medicine
1 Baylor Place
Houston, TX  77030
ROBERT P. CUMMINS                                                       22,750
c/o Cyberonics, Inc.
17448 Highway 3, Suite 100
Webster, TX  77598
MARILYN LUNNEY                                                           6,000
c/o Cyberonics, Inc.
Attn:  Shawn Lunney
17448 Highway 3, Suite 100
Webster, TX  77598
WILLIAM H. DUFFELL, JR.                                                  1,127
c/o Cyberonics, Inc.
17448 Highway 3, Suite 100
Webster, TX  77598
IRA FBO ROBERT P. CUMMINS,                                               7,750
DLJSC AS CUSTODIAN
c/o Donaldson Lufkin Jenrette
Attn:  ----
----
----
ROBERT P. CUMMINS AS CUSTODIAN                                           5,000
FOR LINDA G. CUMMINS UNDER THE
TEXAS UNIFORM TRANSFERS TO
MINORS ACT
c/o Cyberonics, Inc.
Attn:  Robert P. Cummins
17448 Highway 3, Suite 100
Webster, TX  77598

                          REGISTRATION RIGHTS AGREEMENT

                                CYBERONICS, INC.




                                 March 28, 1997

                                TABLE OF CONTENTS

                                                                            Page


 1.       Certain Definitions................................................1

 2.       Notice of Proposed Transfers.......................................2

          2.1         Restriction on Transfer................................2
          2.2         Permitted Transfers....................................3
          2.3         Stockholder Covenant...................................3
          2.4         Restrictive Legend.....................................3

 3.       Registration Rights................................................3

          3.1         Requested Registration.................................3
          3.2         Company Registration...................................5
          3.3         Underwriting...........................................5
          3.4         Expenses of Registration...............................6
          3.5         Registration Procedures................................6
          3.6         Indemnification........................................7
          3.7         Information by Holder.................................10
          3.8         Transfer of Registration Rights.......................10
          3.9         Holdback Agreements...................................10

 4.       Miscellaneous.....................................................11

          4.1         Governing Law.........................................11
          4.2         Successors and Assigns................................11
          4.3         Termination...........................................11
          4.4         Amendment.............................................11
          4.5         Entire Agreement......................................11
          4.6         Notices, etc..........................................11
          4.7         Counterparts..........................................11
          4.8         Severability..........................................12
          4.9         Titles and Subtitles..................................12

                                                                      EXHIBIT C
The Clark Estates
c/o Mr. Kevin Moore
Page 1


                                CYBERONICS, INC.







                                       March 28, 1997



The Clark Estates
Attn:  Kevin Moore
30 Wall Street, 9th Floor
New York, NY  10005

         Re:      Designation of Board Member

Dear Kevin:

         By a Common Stock Purchase Agreement dated the date of this letter, certain persons and entities whose business affairs are managed by or under common management with The Clark Estates (the "Clark Group") are purchasing an aggregate of 901,408 shares of the Common Stock of Cyberonics, Inc. (the "Company"). In consideration of such investment, Cyberonics hereby agrees with The Clark Estates as follows:

         1. Concurrent with the closing of the securities purchase referred to in the preceding paragraph, The Clark Estates, on behalf of the Clark Group, shall have the right to designate one person reasonably acceptable to the Company to serve on the Company's Board of Directors. Upon such designation, the Company shall take such actions as may be necessary to appoint The Clark Estates' designee to the Company's Board of Directors.

         2. For so long as the Clark Group continues to own an aggregate of at least 600,000 of the shares of Common Stock referred to in the first paragraph of this letter, the Company will cause one person designated by The Clark Estates to be nominated for election to the Company's Board of Directors at each meeting of Company stockholders at which directors are being elected.

         3. If the person designated to serve on the Company's Board of Directors by The Clark Estates dies or otherwise becomes incapacitated while serving as a director, or resigns from the Cyberonics Board, The Clark Estates, on behalf of the Clark Group shall have the right to designate a replacement reasonably acceptable to the Company. Upon such designation, the Company shall take such actions as may be necessary to appoint The Clark Estates' replacement designee to the Company's Board of Directors.

The Clark Estates
c/o Mr. Kevin Moore
Page 2

         4. Failure to exercise the right granted under this letter agreement to designate a member to serve on the Company's Board of Directors shall not result in forfeiture of such right.


                                       Very truly yours,

                                       CYBERONICS, INC.



                                       By:/s/ Robert P. Cummins
                                          ----------------------------
                                          Name:  Robert P. Cummins
                                          Title:  Chief Executive Officer